Exhibit 15
Telvent Announces Guidance for First Quarter 2010
April 5, 2010 — Telvent (NASDAQ: TLVT), the IT company for a sustainable and secure world, provided today guidance with respect to non-GAAP revenues, diluted earnings per share (EPS) and new order bookings for the first quarter ended March 31, 2010.
For the first quarter ended March 31, 2010, we preliminarily estimate that non-GAAP revenues will be in the range of € 165 million to € 170 million, a decrease of 2% to an increase of 1% over non-GAAP revenues for the first quarter of 2009, excluding the revenues from the outsourcing business that the Company sold effective January 1, 2010. The change in non-GAAP revenues for the first quarter of 2010 is expected to range between (7)% and (4)%, including the outsourcing business revenues in the first quarter 2009.
We preliminarily estimate that diluted non-GAAP EPS for the first quarter 2010 will fall in the range of € 0.29 to € 0.32, a decrease of € 0.02 to an increase of € 0.01 over diluted non-GAAP EPS of € 0.31 for the first quarter of 2009. Diluted non-GAAP EPS were estimated by using a weighted average number of shares outstanding of 34,094,159 in the first quarter of 2009 and 2010.
We also preliminarily estimate that our new order bookings, or contracts signed during the first quarter of 2010, will be in the range between € 190 million and € 200 million.
Manuel Sanchez, Telvent’s Chairman and CEO, stated, “After a very challenging fourth quarter in our revenues, we are seeing that we are gaining track again. In addition, the approximately € 200 million in bookings in the first quarter of the year is another very positive indication that we are heading in the right direction to meet our annual goals”
Forward-Looking Statements
All of the first quarter 2010 non-GAAP guidance is subject to completion of our first quarter-end accounting processes, which include the finalization of several potentially significant items that could affect these results. These items include, among others, the update of project margins at quarter end, the valuation of accounts receivable, unbilled revenues and inventories, recognition of foreign currency receivables and payables at period-end exchange rates, estimation of certain contingent liabilities, and the finalization of our provision for income taxes. In connection with the completion of our quarter-end processes, we may identify items that would require us to make adjustments to our actual results which would cause such final results to differ materially from the guidance set forth above. Actual results could also be affected by certain subsequent events in accordance with GAAP.
This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements often are proceeded by words such as “believes,” “expects,” “may,” “anticipates,” “plans,” “intends,” “assumes,” “will” or similar expressions and include statements regarding our guidance for the first quarter ended March 31, 2010 and our expectations for the year ending December 31, 2010. Forward-looking statements reflect management’s current expectations, as of the date of this presentation, and involve certain risks and uncertainties. Telvent’s actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors. Some of the factors that could cause future results to materially differ from the recent results or those projected in forward-looking statements include the “Risk Factors” described in Telvent’s Annual Report on Form 20-F for the year ended December 31, 2009, filed with the Securities and Exchange Commission on March 18, 2010.
Telvent does not intend, and does not assume any obligation, to update or revise the forward-looking statements in this document after the date it is issued. In light of the risks and uncertainties described above, and the potential for variation of actual results from the assumptions on which certain of such forward-looking statements are based, investors should keep in mind that the results, events or developments disclosed in any forward-looking statement made in this document may not occur, and that actual results may vary materially from those described herein, including those described as anticipated, expected, targeted, projected or otherwise.
Use of Non-GAAP Financial Information
We generally use the above non-GAAP measures, among others, to supplement our consolidated financial statements when presented in accordance with U.S. GAAP. These non-GAAP measures are typically adjusted from GAAP-based results to exclude certain costs and expenses that we believe are not indicative of our core operating results. Non-GAAP results are one of the primary indicators that our management uses for evaluating historical results and for planning and forecasting future periods. We believe that non-GAAP results provide consistency in our financial reporting, which enhances our investors’ understanding of our current financial performance as well as our future prospects. We provide non-GAAP measures to give investors figures that are most comparable to those used by our management in their evaluation of historical results for planning and forecasting purposes. The adjustments represent the removal of actual GAAP impacts that management is not able to forecast (such as JVs and mark-to-market of derivatives and hedged items), that generally have not impacted the Company’s cash position in the period (such as stock compensation plan expenses and mark to market of derivatives and hedged items), or that management believes are extraordinary in nature and thus should be removed from the GAAP results for comparative purposes.
Our guidance for first quarter non-GAAP revenues exclude the revenues and cost of revenues attributable to other joint venture partners, and includes expected revenues and cost of revenues from joint venture arrangements that are carried under the equity method. Our guidance for diluted first quarter non-GAAP EPS excludes the effect on EPS of these joint ventures, of stock compensation plan expenses, of the amortization of intangibles, of mark to market of derivatives, and of the tax effect of these adjustments. The exact amount of these adjustments is not currently accessible to or determinable by us, but may be significant. For that reason, at this time we are unable to provide preliminary estimates of GAAP revenues or GAAP EPS for the first quarter ended March 31, 2010, or to provide full reconciliations of the above non-GAAP measures to the relevant GAAP measures.
Below is an explanation of the nature of each of these adjustments and how management uses the resulting non-GAAP measures in its management of the business:
- Joint ventures: The Company, during its normal course of business, and as is customary practice in its industry, participates in joint venture agreements in Spain to bid for and carry on some of its projects in the traffic, energy and environmental segments. These relationships are commonly referred to as “Union Temporal de Empresas” (UTEs). Such UTEs are established for commercial reasons, at the request of the client, and because they are sometimes required when bidding for government related work. A UTE (which is considered a “temporary consortium” under Spanish law) is a form of business cooperation used within the scope of public hiring, with no legal personality, that is established for a certain period of time, definite or indefinite, to carry out work, service or supply in Spain. The terms governing the functioning of a UTE are freely agreed to by the participants provided they are set out in the Articles of Association and conform to applicable law. UTEs are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture’s activities that have a significant effect on its success. As a result of the adoption of FIN 46R, Consolidation of Variable Interest Entities, in January 2004, these joint ventures were determined to be variable interest entities, as they have no equity, and transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. For this reason, and applying quantitative criteria to determine which partner is the most closely associated with the joint venture, the Company consolidates, on a quarterly basis, the results of such UTEs. However, the Company believes it has no control over most of the joint ventures it consolidates, and therefore is unable to control or predict the results of the UTEs. The Company only has control over its portion of revenues and margins associated with the work it is carrying out through the UTE. In addition, the work carried out by other venture partners in the JV may sometimes be unrelated to Telvent’s business, and thus we do not consider that such revenues should be included within Telvent’s revenues. For these reasons, Management considers GAAP revenues and cost of revenues, excluding the revenues and cost of revenues attributable to other venture partners, and including revenues and cost of revenues from UTEs that are carried under the equity method. The resulting non-GAAP revenues, cost of revenues and gross margins are the closest indicators to the measures Management uses in its management of the business.
- Mark to market of derivatives and hedged items: The Company enters into numerous forward exchange contracts to protect against fluctuations in foreign currency exchange rates on long-term projects and anticipated future transactions. In addition, the Company enters into interest rate caps in order to manage interest rate risk on certain long-term variable rate financing arrangements. These transactions have been designated as cash flow hedges and are recorded at fair value in the Company’s consolidated balance sheets, with the effective portion of changes in fair value recorded temporarily in equity (other comprehensive income). Such unrealized gains and losses are recognized in earnings, along with the related effects of the hedged item, once the forecasted transaction occurs (e.g. once foreign currency invoices are issued to clients or received from suppliers). Accounts receivables and payables (the “hedged items”) denominated in foreign currencies are translated to the functional currency using applicable quarter-end or year-end exchange rates, with variations recorded in earnings for each period. Due to the volume of forward exchange contracts and the number of currencies they cover, the Company does not estimate the unrealized gains and losses arising from the accounting entries required by SFAS 133 at each cut-off date. Rather, the Company estimates and manages exchange rate risk on a project-by-project basis, overseeing and predicting the real cash impact at the end of a project arising from such transactions (both caused by the hedged item and the derivative). For this reason, Management uses internally a non-GAAP measure which is equivalent to GAAP financial income/expense, but which excludes the unrealized gains and losses from recognizing derivatives at fair value and from recording hedged foreign currency receivables and payables at period-end exchange rates.
- Stock and extraordinary variable compensation plan expenses: The Company has applied SFAS 123R to account for the share acquisition plan established by Abengoa with respect to Abengoa’s shares. This plan has been accounted for as an equity award plan under SFAS 123R, and is being treated similar to a stock option plan. A valuation of the plan was performed at the grant date and the corresponding non-cash compensation expense is being recognized over the requisite service period of five years and six months. In addition, the Company has an extraordinary variable compensation plan for members of its senior management team, to be paid partially in Company’s ordinary shares at the end of a five year period, based on the accomplishment of certain objectives. The compensation only vests and becomes payable after the end of the fifth year of the plan. Compensation expense is recorded under GAAP for these two plans. The Company provides a non-GAAP measure which excludes the non-cash impact of such plans.
- Amortization of intangibles arising on acquisitions: The Company records intangible assets during the purchase price allocation process performed on acquisitions. These include customer contract (backlog) and relationships, purchased software technology, trade names and in-process research and development, among others. Such intangible assets are amortized, for GAAP purposes, over their estimated useful lives. When evaluating an acquisition, the Company does not consider the non-cash amortization expense arising from these intangibles in its valuation. Therefore, the Company periodically excludes such impact from its depreciation and amortization (D&A) line to arrive at non-GAAP D&A, which it believes to be useful information for investors.
About Telvent
Telvent (NASDAQ: TLVT) is a global IT solutions and business information services provider that improves the efficiency and reliability of the world’s leading companies. Telvent serves markets critical to the sustainability of the planet, including the energy, transportation, agricultural and environmental sectors. (www.telvent.com).
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